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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Dated: March 22, 2007

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           TECK COMINCO LIMITED
                                           (Registrant)



Date:   March 22, 2007                     By: /s/ Karen L. Dunfee
                                               ---------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary


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                                                          EXTERNAL NEWS RELEASE
                                                                       07-09-TC

FOR IMMEDIATE RELEASE:     March 21, 2007

                TECK COMINCO LIMITED ANNOUNCES ELK VALLEY COAL'S
                    2007 SALES VOLUMES AND COAL YEAR PRICES

Vancouver,  B.C. -- Teck Cominco Limited.  ("Teck Cominco") (TSX: TCK.A, TCK.B,
NYSE: TCK) today announced that Elk Valley Coal has completed negotiations for approximately 90% of its anticipated coal sales for the 2007 coal year commencing April 1, 2007. If the remainder of the contracts are settled on similar terms, the average contracted coal price for the 2007 coal year is forecast to be approximately US$91 per tonne, down from US$107 in 2006. The weighted average price of 2007 calendar year coal sales is expected to be approximately US$96 per tonne, down from US$113 in 2006. The 2007 calendar year average price includes approximately six weeks of carryover tonnage from the 2006 coal year.

March's rail performance to date has been negatively affected by avalanches in the mountains and a significant rail line washout west of Kamloops, British Columbia. Rail service to the west coast ports has now been restored and sales volumes for the quarter are expected to be approximately 4.5 million tonnes, depending on vessel loadings to quarter end. Weather related transportation risks may continue into the second quarter. For the 2007 calendar year, sales volumes are expected to be in the range of 21.5 to 23 million tonnes. Reduced sales volumes for the first quarter and low port inventory levels have restricted Elk Valley Coal's ability to maximize sales volumes for the calendar year while maintaining product quality targets.

Teck Cominco is the managing partner of and has a 40% direct interest in the Elk Valley Coal Partnership.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements within the meaning of the UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 and forward-looking information as defined in the SECURITIES ACT (Ontario). Forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variation of such words and phrases or state that certain


                              TECK COMINCO LIMITED
       200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9 -TEL: (604) 687-1117 -
                   FAX: (604) 687-6100 - www.teckcominco.com
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actions, events or results "may", "could", "should", "would", "might" or "will"
be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Certain of these risks are described in more detail in the annual information form of the company and in its public filings with the SEC and Canadian securities administrators. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.


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CONTACT: Ronald A. Millos
         Senior Vice President Finance and Chief Financial Officer
         604.687.1117